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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
            Information to be included in Statements filed pursuant
   To Rule 13d-1(b), (c), and (d) and Amendments thereto filed pursuant to
                                 Rule 13d-2(b)

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*

                         American Ecology Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  025533-10-0
                        ------------------------------
                                 (CUSIP Number)

                                  May 8, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)

                                 SCHEDULE 13G

  CUSIP No. 025533-10-0                                      Page 2 of 8 Pages
            -----------                                          ---  ---

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ecol Partners II, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
 2                                                              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    1,010,206
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    1,010,206
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,010,206
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13G

  CUSIP No. 025533-10-0                                      Page 3 of 8 Pages
            -----------                                          ---  ---

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Phillips Investments, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
 2                                                              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    2,352
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    1,010,206

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    2,352
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    1,010,206

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,010,206
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13G

  CUSIP No. 025533-10-0                                      Page 4 of 8 Pages
            -----------                                          ---  ---

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Harry J. Phillips, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
 2                                                              (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    1,018,802.5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    1,012,558

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    1,018,802.5
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    1,012,558

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,031,360.5
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      14.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      This Schedule 13G is being jointly filed by Ecol Partners II, Ltd., Phillips Investments, Inc. and Harry J. Phillips, Jr. Attached hereto as Exhibit A is a copy of the Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G among Ecol Partners II, Ltd., Phillips Investments, Inc. and Harry J. Phillips, Jr.

Item 1.

     (a) Name of Issuer
         American Ecology

     (b) Address of Issuer's Principal Executive Offices
         805 W. Idaho, Suite 200, Boise, ID 83702-8916

Item 2.

     (a) Name of Person Filing
         This schedule is being jointly filed by Ecol Partners II, Ltd., Phillips Investments, Inc., and Harry J. Phillips, Jr.

     (b) Address of Principal Business Office or, if none, Residence
         The address for each of Ecol Partners II, Ltd., Phillips Investments, Inc. and Harry J. Phillips Jr. is:
         Three Riverway, Suite 170, Houston, Texas 77056

     (c) Citizenship
         Ecol Partners II, Ltd.: Texas
         Phillips Investments, Inc.: Texas
         Harry J. Phillips, Jr.: USA

     (d) Title of Class of Securities
         Common Stock

     (e) CUSIP No.
         025533-10-0

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing Is a:
         N/A

Item 4.  Ownership

         Ecol Partners II, Ltd.

     (a)  Amount beneficially owned: 1,010,206

     (b)  Percent of class: 7.4%

     (c)  Number of shares as to which the person has

          (i)   sole power to vote or to direct the vote: 1,010,206

          (ii)  shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or to direct the disposition: 1,010,206

          (iv)  shared power to dispose or to direct the disposition: 0


                               Page 5 of 8 Pages

     Phillips Investments, Inc.

     (a)  Amount beneficially owned: 1,012,558

     (b)  Percent of class: 7.4%

     (c)  Number of shares as to which such person has

          (i)   sole power to vote or to direct the vote: 2,352

          (ii)  shared power to vote or to direct the vote: 1,010,206

          (iii) sole power to dispose or to direct the disposition: 2,352

          (iv)  shared power to dispose or to direct the disposition: 1,010,206


     Harry J. Phillips, Jr.

     (a)  Amount beneficially owned: 2,031,360.5

     (b)  Percent of class: 14.8%

     (c)  Number of shares as to which such person has

          (i)   sole power to vote or to direct the vote: 1,018,802.5

          (ii)  shared power to vote or to direct the vote: 1,012,558

          (iii) sole power to dispose or to direct the disposition: 1,018,802.5

          (iv)  shared power to dispose or to direct the disposition: 1,012,558

Item 5.  Ownership of Five Percent or Less of a Class
         N/A

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person
         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
         N/A

Item 8.  Identification and Classification of Members of the Group
         N/A

Item 9.  Notice of Dissolution of Group
         N/A

Item 10. Certification
         N/A


                               Page 6 of 8 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2000                          ECOL PARTNERS II, LTD.


                                             By:  Phillips Investments, Inc.
                                                  its General Partner


                                             By: /s/ Harry J. Phillips, Jr.
                                                -----------------------------
                                                Harry J. Phillips, Jr.
                                                President


                                             PHILLIPS INVESTMENTS, INC.


                                             By: /s/ Harry J. Phillips, Jr.
                                                -----------------------------
                                                 Harry J. Phillips, Jr.
                                                 President


                                                 /s/ Harry J. Phillips, Jr.
                                                -----------------------------
                                                 Harry J. Phillips, Jr.



                               Page 7 of 8 Pages